UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40004

CLOOPEN GROUP HOLDING LIMITED

(Exact name of registrant as specified in its charter)

16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K/A is being filed solely to include the following information to the registrant’s Form 6-K dated May 3, 2022:

Prior to its resignation, KPMG advised the Company that its audit opinions on the consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, and as of and for the nine-month period ended September 30, 2020 should not be relied upon. The Company has not concluded on the potential implications on its consolidated financial statements of previous years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOOPEN GROUP HOLDING LIMITED

Date: May 12, 2022	By:	/s/ Changxun Sun
	Name:	Changxun Sun
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1*	Press Release: Cloopen Announced Formation of Independent Special Committee for Internal Investigation

*Previously filed